Exhibit 99.1

Canadian Zinc Launches Summer Drilling at South Tally Pond Project, Central Newfoundland

•	5,000 metres planned at Lemarchant Zn-Pb-Cu-Ag-Au Deposit
•	Ground EM geophysics in progress over three priority targets area

CZN-TSX
CZICF-OTCQB

VANCOUVER, July 4, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") is pleased to announce it has resumed its diamond drilling exploration program at the Company's wholly owned South Tally Pond zinc-lead-copper-silver-gold project in central Newfoundland.

The South Tally Pond project is host to the Lemarchant massive sulphide deposit, a significant precious metal-rich copper-lead-zinc volcanogenic massive sulphide ("VMS") resource with expansion potential as well as numerous other drill-ready targets.

The 2017 summer drill program will consist of up to 5,000 metres in 24 diamond drillholes and is designed to continue to test for mineralized extensions to the Lemarchant massive sulphide deposit. The drill program will initially focus on further testing and defining the up-dip mineralization discovered during the 2017 winter drill program (see news release April 18, 2017) followed, by further drill testing at the Lemarchant Northwest Zone.

Highlights of the recent 2017 winter drilling program to be followed up in this summer program include significant up-dip extensions to the Lemarchant massive sulfide deposit on section 102+50N and 101+25N including:

LM17-115 (102+50N): 10.23% zinc, 2.19% lead, 0.78% copper, 148.4 g/t silver, 2.41 g/t gold over 7.1 m
LM17-116 (102+50N): 14.06% zinc, 6.27% lead, 1.88% copper, 382.9 g/t silver, 2.01 g/t gold over 6.0 m

LM17-110 (101+25N): 11.20% zinc, 0.46% lead, 0.94% copper, 46.3 g/t silver, 1.06 g/t gold over 6.9 m
LM17-111 (101+25N):   2.84% zinc, 1.01% lead, 0.75% copper, 73.4 g/t silver, 0.45 g/t gold over 3.8 m

The summer drill program will also include initial drill testing of previously defined electromagnetic ("EM") geophysical anomalies at the North and South Lemarchant target areas, located approximately 500 metres along strike of the Lemarchant deposit.

A ground EM geophysical program is also underway at the South Tally Pond project with the aim of defining new drill targets. The geophysical program is focused on three priority target areas located immediately south and east of the Lemarchant deposit. Each area is associated with airborne EM conductors that remain untested by drilling.

At the Spencers Pond prospect, located approximately 2 km southwest of the Lemarchant deposit, initial drill testing of newly defined EM targets is also being planned.  In this area, a single, historic drillhole intersected massive sulphide (pyrite) over 0.5 metres associated with geochemically similar mudstones to that which overly the Lemarchant deposit.

South Tally Pond Project

The South Tally Pond project covers approximately 13,700 hectares and is located in a proven mining district in the same productive volcanic belt as the past-producing Duck Pond Cu-Zn Mine, owned by Teck Resources. The Lemarchant deposit is situated 20 km southwest of Duck Pond. An initial NI43-101 mineral resource estimate completed on the Lemarchant deposit in 2012 reported an Indicated Resource of 1.24 million tonnes with an average grade of 5.45% Zn, 0.58% Cu, 1.19% Pb, 1.01 g/t Au and 59.17 g/t Ag; and an Inferred Resource of 1.34 million tonnes with average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit).

The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility. The 2016 metallurgical research program concluded that Lemarchant is a priority deposit for a potential central milling facility and should be explored aggressively for additional mineralization.

Cautionary Statement – Forward-Looking Information
This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is a Qualified Person as defined by NI 43-101 and has reviewed and approved the contents of this press release.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President Exploration NL, (604) 688--2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 04-JUL-17